Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (“UK MAR”).

NOTICE OF INTENTION TO DELIST FROM THE LONDON STOCK EXCHANGE

London and New York, NY, 4 April 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in this multi-billion-dollar market, today announces that it has applied to the UK Financial Conduct Authority (“FCA”) and London Stock Exchange plc (“LSE”) to effect a cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the FCA’s Official List and trading on the main market for listed securities of the LSE (“Main Market”) (“Delisting”).

The Delisting will have no impact on the Company’s American Depositary Shares (“ADSs”) (each currently representing 65 Ordinary Shares) which are traded on Nasdaq.

The Company has decided to request the voluntary cancellation of listing as the volume of trading of the Ordinary Shares on the Main Market is negligible and does not justify the associated costs.

Pursuant to Listing Rule 5.2.8, the Company is required to give at least 20 business days’ notice of the intended cancellation of listing. It is anticipated that, in accordance with Listing Rule 5.2.8R, the Delisting will be effective at 8:00 a.m. on Friday, 12 May 2023 (the “Delisting Date”). Following the Delisting, the Company will no longer be subject to the regulatory and statutory regime which applies to companies admitted to the standard segment of the Official List and traded on the Main Market.

The securities to which the Delisting relates are the Ordinary Shares of OKYO Pharma Limited with ISIN GG00BD3FV870. Following the Delisting, it will no longer be possible to trade the Ordinary Shares on the Main Market or any other market of the LSE.

The Company will shortly put proposals to shareholders, inter alia, to consolidate every 65 existing Ordinary Shares into one new ordinary share of no par value (thereby matching its current ADS ratio). The Company then intends, on the Delisting Date, to collapse the ADS and directly list the Company’s new ordinary shares on Nasdaq in place of the current ADSs. This is an administrative “substitution of security” for the purposes of Nasdaq and current ADSs holders will automatically have their DTC accounts credited with the underlying new ordinary shares. ADS holders accordingly need to take no action.

Information for holders through CREST

Following the share consolidation (which is expected to take place on the Delisting Date), holders of the Company’s ordinary shares in CREST will receive a CDI (a CREST depositary interest issued by Euroclear) into their CREST account, with each CDI representing one new ordinary share. The CDIs can be exchanged for the new ordinary shares within the CREST system. Full information will be contained in the circular to be sent to shareholders and posted to the Company’s website.

Information for holders in certificated form

For persons who currently hold Ordinary Shares in certificated form, these shareholders will receive a “DRS Statement” from the Company’s US transfer agent, by post. The DRS Statement will explain how to dematerialise the underlying shares into a trading account. ANY SHAREHOLDERS WHO CURRENTLY HOLD ORDINARY SHARES IN CERTIFICATED FORM ARE URGED TO SPEAK TO THEIR STOCKBROKER OR SHARE DEALING PLATFORM AND TO MOVE THEIR CERTIFICATED ORDINARY SHARES INTO CREST PRIOR TO THE DELISTING DATE. THIS WILL SUBSTANTIALLY SIMPLIFY THE PROCESS FOR RECEIVING NASDAQ TRADED ORDINARY SHARES. ANY HOLDER OF CERTIFICATED ORDINARY SHARES SHOULD ALSO ENSURE THAT THE COMPANY’S REGISTRAR HAS FULLY UP-TO-DATE INFORMATION AS TO THEIR CURRENT ADDRESS AS DRS STATEMENTS CANNOT EASILY BE REISSUED.

Other information

The Company will also file a registration statement with the SEC in respect of the ordinary shares not currently comprised in the ADSs to facilitate free trading in those shares.

Following the Delisting, holders of ordinary shares will continue to be entitled to transfer such ordinary shares in accordance with the requirements of the Company’s articles of association and the laws of the Bailiwick of Guernsey.

Full information, including details of the action that shareholders holding in certificated form will need to take, will be contained in the circular to be sent to shareholders and posted to the Company’s website.

For the purposes of UK MAR, the person who arranged the release of this information is Gary S. Jacob, Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Keeren Shah, Chief Financial Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Broker	Robert Emmet, Optiva Securities Limited	+44 (0)20 3981 4173

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.